Exhibit 4.1

STW Resources Holding Corp.

30-DAY EXTENSION OF DUB DATE OF CORPORATE PROMISSORY NOTE

September 29, 2011

    1. This is to extend from September 30, 2011 to October 30, 2011, the current September 30,2011 Due Date of the August 31, 2010 Promissory Note (the "Note") executed by STW Resources Holding Corp., a Nevada corporation ("Borrower") in favor of GE Ionics, Inc. (the "Lender"), in the original principal sum of one million and four hundred thousand dollars ($1,400,000).

    2. The 30-day extension of the Due Date of the Note also acts to extend the tune for Borrower to pay the Note, as specified in the "Settlement Agreement" executed by Lender and Borrower simultaneously with the Note on August 31,2011.

    3. All other terms of the Note and the Settlement Agreement not modified by this 30-day extension of time for Borrower to perform remain unaffected and in force.

IN WITNESS WHEREOF, the Parties have executed this Extension Agreement as of the date first above written.

BORROWER:

STW Holding Corp.

By:	/s/ Stanley T. Weiner
Name:	Stanley T. Weiner
Title:	CEO and President

LENDER:

G.E. Ionics, Inc.

By:	/s/ William F. Heins
Name:	William F. Heins
Title:	VP, ZLD Systems